SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                                   XFONE, INC.
                                   -----------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    98414Y109
                                    ---------
                                 (CUSIP Number)


                                FEBRUARY 2, 2004
                                ----------------
             (Date of event which requires filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |x| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crestview Capital Master, LLC
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                      (b) |_|
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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Delaware
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 NUMBER OF        5.    SOLE VOTING POWER
   SHARES               500,000 (See Item 4)
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY         6.    SHARED VOTING POWER
   EACH                 (See Item 4)
 REPORTING       ---------------------------------------------------------------
  PERSON          7.    SOLE DISPOSITIVE POWER
   WITH                 500,000 (See Item 4)
                 ---------------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER
                        (See Item 4)
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      500,000
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

      CERTAIN SHARES                                                      |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
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12.   TYPE OF REPORTING PERSON: PN
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Item 1(a).  Name of Issuer.
            Xfone, Inc. (the "Company")

Item 1(b).  Address of Issuer's Principal Executive Offices.
            c/o Swiftnet Limited
            Britannia House, 960 High Road
            London N12 9RY
            United Kingdom

Item 2(a).  Name of Person Filing.
            Crestview Capital Master, LLC ("Crestview")

Item 2(b). Address of Principal Business Office, or if none, Residence. 95 Revere Drive, Suite A
            Northbrook, IL 60062

Item 2(c).  Citizenship.
            Delaware

Item 2(d).  Title of Class of Securities.
            Common Stock, par value (pound)0.0006896 per share ("Common Stock")

Item 2(e).  CUSIP Number.

            98414Y109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
            Not applicable.

Item 4.     Ownership.

      The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference.

      On February 2, 2004, in a private transaction with the Company, Crestview purchased the following securities: (i) 500,000 shares of Common Stock; (ii) a Common Stock purchase warrant to purchase up to 500,000 shares of Common Stock with an exercise price of $5.50 per share and an expiration date of February 2, 2009 ("Warrant A"); and (iii) a Common Stock purchase warrant to purchase up to 500,000 shares of Common Stock with an exercise price of $3.50 and an expiration date that is the earlier of 10 days after the Company's registration statement is effective or 10 days after the Common Stock is traded on the Nasdaq Small Cap Market or the American Stock Exchange ("Warrant B"). Warrant A and Warrant B each contain a contractual provision that prohibits its exercise when Crestview, together with its affiliates, owns more than 4.99% of the issued and outstanding Common Stock, subject to a waiver on not less than 61 days' prior notice. As a result of the purchase described in this paragraph, (1) Crestview owns 500,000 shares of Common Stock or 8.2% of the issued and outstanding shares of Common Stock of the Company, based on 6,087,946 issued and outstanding shares of Common Stock which includes 5,118,709 shares of Common Stock (as reported in the Form 10-QSB for the period ended September 30, 2003 and filed on November 10, 2003 with the Securities and Exchange Commission) and an aggregate of 969,237 issued in the private placement (as reported in the Form 8-K filed on February 18, 2004 with the Securities and Exchange Commission) and (2) as a result, Warrant 1 and Warrant 2 are not currently exercisable and the underlying shares have not been included in the calculations of Crestview's beneficial ownership or the issued and outstanding Common Stock of the Company.

      For purposes of this statement, the Reporting Person is reporting that:

      (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 500,000 shares.

      (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 8.2%.

      (iii) The aggregate number of shares of Common Stock which the Reporting Person has sole power to vote or direct the vote of is 500,000.

      (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 500,000.

Item 5.     Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of Group.
            Not applicable.

Item 10.    Certification.
            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date: November 16, 2006

                           CRESTVIEW CAPITAL MASTER, LLC


                           By: Crestview Capital Partners, LLC, its sole manager


                           By: /s/ Daniel Warsh
                              -----------------------------
                           Name: Daniel Warsh
                           Title: Manager